SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of April 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Ryanair Holdings Plc

20th April 2006

Re: Holding in Company

A Letter from The Capital Group Companies, Inc dated 18 April 2006 to Ryanair Holdings Plc, received by Ryanair Holdings Plc on the 20 April 2006.



Re: Section 67 Notification

           Enclosed is a Section 67 Notification dated 13 April 2006.

Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 67 in the past. For a description of our organisation, please visit our Web site at www.capgroup.com.



For the purposes of this notification an outstanding share balance of 770,844,836 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions to this notification.



Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 815 -0489, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.



Gina Martinez

Compliance Associate

The Capital Group Companies, Inc.









A Letter from The Capital Group Companies, Inc. to Ryanair Holdings Plc dated 13 April 2006





                       Notification of Interests

                      (Section 67 Companies Act 1990)



This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International,Inc., Capital International S.A., Capital Guardian Trust Company, and Capital International Limited, pursuant to Section 67 of the Companies Act, 1990.



The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.



Share capital to which this relates:

Ordinary Shares (including ADRs)



Number of shares in which the Companies have a notifiable interest:

47,298,713 Ordinary Shares (including ADRs)

Name(s) of registered holder(s):

See Schedule B





As of 13 April 2006



Ryanair Holdings Plc

                                                          Number of shares        % of Outstanding
The Capital Group Companies Inc. ("CG") holdings          47,298,713              6.136%
Holdings by CG Management Companies and Funds

Capital Guardian Trust Company                            6,698,081               0.869%
Capital International Limited                             4,918,959               0.638%
Capital International S.A.                                694,335                 0.090%
Capital International Inc.                                301,288                 0.039%

Capital Research and Management Company                   34,686,050              4.500%










Schedule A





                 Schedule of holdings in Ryanair Holdings, Plc

                              As of 13 April 2006



                         CAPITAL GUARDIAN TRUST COMPANY


Registered Name                                         Local Shares

Cede & Co                                               5,485,500
55 Water Street
New York, NY 10006

Alibank Nominees Limited                                1,212,581
Allied Irish Bank, Stock Exchange and Trust Services
Bank Centre, P.O.Box 512
Dublin, Ballsbridge

Total                                                   6,698,081







                        Schedule B







                         CAPITAL INTERNATIONAL LIMITED


Registered Name                                              Local Shares
Bank of New York Nominees                                    779,195
Bank of New York
3 Birchin Lane
London EC3V 9BY

Northern Trust                                               425,933
C/O NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

Cede & Co                                                    195,990
55 Water Street
New York
NY 10006

Citibank London                                              69,530
11 Old Jewry
London EC2R 8D8
UK

Nortrust Nominees                                            75,134
155 Bishopsgate
London EC2M 3XS
United Kingdom

Bank of Ireland                                              825,445
Intl Financial Services Centre
1 Harbourmaster Place
Dublin 1

Allied Irish Bank Plc                                        680,043
Stock Exchange and Trust Services
Bank Centre, P.O. Box 512
Ballsbridge, Dublin 4

MSS Nominees Limited                                         69,300
Midland Bank Plc
Mariner House, Pepys
London EC3N 4DA

State Street Bank & Trust Co.                                236,486

Deutsche Bank AG                                             4,200
23 Great Winchester Street
London EC2P 2AX
United Kingdom

Mellon Bank N.A.                                             9,800
London Branch
London
United Kingdom

Alibank Nominees Limited                                     630,143
Allied Irish Bank
Stock Exchange and Trust Services
Bank Centre
PO Box 512
Dublin
Ballsbridge

Citibank N.A. (Ireland)                                      93,500
IFSC House
Custom House Quay
Dublin 1

Bank of Ireland Nominees Limited                             533,000
Bank of Ireland
International Financial Services Center
1 Harbourmaster Place

AIB Custodial Nominees Limited                               97,100

JP Morgan Chase Bank                                         194,160
                                                             4,918,959
     Total







                           Capital International S.A




Registered Name                                      Local Shares
Cede & Co                                            555,935
55 Water Street
New York NY 10006

Bank of Ireland                                      11,400
Intl Financial Services Centre
1 Harbourmaster Place
Dublin 1

Bank of Ireland Nominees Limited                     127,000
Bank of Ireland
Intl Financial Services Centre
1 Harbourmaster Place

Total                                                694,335









                                   Schedule B



                           Capital International, Inc


Registered Name                                         Local Shares
Cede & Co                                               186,500
55 Water Street
New York, NY 10006

Alibank Nominees Limited                                114,788
Allied Irish Bank
Stock Exchange and Trust Services
Bank Centre P.O. Box 512
Dublin
Ballsbridge

Total                                                   301,288







                                   Schedule B



                    Capital Research and Management Company


Registered Name                                         Local Shares
Cede & Co                                               34,686,050
55 Water Street
New York, NY 10006

Total                                                   34,686,050






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  20 April 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director